EXHIBIT 99.34

NEWS RELEASE DATED NOVEMBER 30, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	30TH November 2010

TASMAN’S NORRA KARR PROJECT CONFIRMED AS A LARGE TONNAGE NI 43-101 COMPLIANT HEAVY RARE EARTH ELEMENT RESOURCE

Inferred Mineral Resource: 60.5 Million Tonnes averaging 0.54% TREO with 53% HREO

Vancouver, Canada – Tasman Metals Ltd. (“Tasman”) TSXV – TSM; Frankfurt - T61; Pinksheets - TASXF). Mr Mark Saxon, President & CEO, is pleased to announce the first NI 43-101 compliant independent resource estimate for the Company’s 100% owned Norra Karr rare earth element (REE) – zirconium (Zr) project in Sweden.  The resource estimate was prepared by Pincock Allen & Holt (“PAH”) / Minarco-Mineconsult (both subsidiaries of Runge Ltd), who recommend that the deposit merits additional drilling, metallurgical research and economic investigation.

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.

“This large tonnage independent resource estimate by Pincock Allen & Holt is a defining moment for both the Norra Karr project and Tasman, coming less than 12 months since the first drilling ever undertaken on the project” said Mark Saxon, Tasman’s President & CEO.  “The predominance of high value heavy REE’s, the unusually low radioactivity, and its location in infrastructure-rich mining-friendly Sweden confirm Norra Karr’s unique and attractive position in the REE sector.  We believe that Norra Karr is the only NI 43-101 compliant mineral resource of REE in mainland Europe.”

Mineral resources were modeled by PAH applying five different total rare earth oxide (TREO) cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Table 1).  At this cut-off, Norra Karr hosts an Inferred Mineral Resource of 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  Table 2 illustrates the grade averages for all of the rare earth oxides at the various cut-offs.

Table 1: Inferred Resource Estimate for the Norra Karr Deposit.

TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	ZrO2%	HfO2%	Tonnes of Contained TREO
0.6	16.2	0.66	52%	1.80	0.033	106,900
0.5	38.4	0.60	52%	1.75	0.034	230,400
0.4	60.5	0.54	53%	1.72	0.034	326,700	BASE CASE
0.3	77.9	0.50	54%	1.70	0.035	389,500
0.2	99.3	0.45	53%	1.60	0.034	446,800

Notes:

1	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
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The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Tasman is advancing its rare-earth metallurgical studies at SGS Lakefield (Canada) assisted by consulting metallurgist Les Heymann, with the aim of developing a cost-efficient and effective metallurgical flowsheet.

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The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of Minarco-Mineconsult (Australia), and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.  A Technical Report with the estimate will be filed on SEDAR within 45 days.

5	The resource estimate has been classified as an Inferred Resource due to the wide-spaced sample data within the current deposit outline.
6	The resource estimate is based on: - A database of 26 drill holes totalling 3,276m of diamond drilling completed by the Company since December 2009 where samples were

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composited on 2m lengths.  Assays were completed at ALS Chemex, with check sampling completed by ACME Laboratories Ltd.
-  Specific gravity (SG) used the overall mean of 2.70 g/cc from 179 SG readings.
-  Block model was estimated by inverse distance squared interpolation method on blocks 100m x 20m x 20m.
-  Metallurgical test work at Norra Karr is in progress and no information was available at the time of this resource calculation.

The drill-defined Mineral Resource at Norra Karr begins at surface and is open at depth and to the south.  As recommended by PAH, Tasman intends to advance the understanding of the project with additional higher-density diamond drilling, planned to take place from December 2010. Mineralogical and metallurgical research is underway, led by SGS Minerals Services of Canada.  It is intended that the data from these studies will form the basis for a future Scoping Study of the deposit.

"We are very pleased with this large mineral resource estimate for rare earth elements and zirconium, the first ever quoted at Norra Karr” said Mark Saxon, Tasman’s President & CEO.  “The resource confirms the significance of this project, and its unique potential to deliver domestically sourced high value heavy REE’s to European consumers.  Tasman’s planned winter drilling program is designed to increase confidence in the resource to Indicated status, and provide additional bulk sample for our ongoing metallurgical research."

A full table of significant drill results from the Company's 2009-2010 exploration programs and maps and sections detailing the drill-hole locations are available at: www.tasmanmetals.com.

Norra Karr demonstrates a range of features that may facilitate near term development:

•	Excellent infrastructure, with roads, power and water at site and active rail and port facilities in close proximity.

•	Sweden is a mining friendly jurisdiction. Large mines operate within 90km of the site, providing a skilled local work force and mining related contractors;

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Numerous intersections of mineralization are greater than 100m true thickness, which begin at surface and remain open at depth.  The inferred Mineral Resource comprises a large mineralized volume amenable to shallow open pit mining;

•	An unusually high proportion of high value heavy rare earth oxides (HREO). This Mineral Resource estimate shows HREO/TREO consistently exceeds 50%;

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An unusually high proportion of yttrium and dysprosium, two rare earth elements in scarce supply and strong demand. The base case Mineral Resource estimate shows Dy2O3/TREO averages 4.8% and Y2O3/TREO averages 35.1%;

•	Initial work by Dr Tony Mariano suggest REE’s are concentrated in one mineral only (eudialyte), allowing focused metallurgical research and potentially simplified processing;

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Norra Karr is unusually low in uranium and thorium relative to peer company projects.  The mine site will not require any special permitting or monitoring for radioactivity, and transport of concentrates will not require radioactive permitting.  Uranium and thorium in the base case Mineral Resource estimate average 14 ppm and 7 ppm respectively;

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon,

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President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Table 2:  Rare Earth Oxide Values for Various TREO Cut-Off Grades, Norra Karr Deposit.

CUT OFF TREO %	MILLION TONNES	La2O3%	Ce2O3%	Pr2O3%	Nd2O3%	Sm2O3%	Eu2O3%	Gd2O3%	Tb2O3%
0.2	99.3	0.042	0.091	0.012	0.047	0.010	0.002	0.015	0.003
0.3	77.9	0.048	0.105	0.014	0.053	0.011	0.002	0.016	0.003
0.4	60.5	0.054	0.117	0.015	0.059	0.012	0.002	0.018	0.004
0.5	38.4	0.060	0.134	0.017	0.067	0.012	0.002	0.020	0.004
0.6	16.2	0.065	0.149	0.019	0.075	0.012	0.003	0.022	0.004

CUT OFF TREO %	MILLION TONNES	Dy2O3%	Ho2O3%	Er2O3%	Tm2O3%	Yb2O3%	Lu2O3%	Y2O3%
0.2	99.3	0.022	0.005	0.016	0.003	0.016	0.002	0.161
0.3	77.9	0.024	0.005	0.017	0.003	0.017	0.002	0.178
0.4	60.5	0.026	0.006	0.018	0.003	0.017	0.002	0.190	BASE CASE
0.5	38.4	0.027	0.006	0.019	0.003	0.017	0.002	0.206
0.6	16.2	0.030	0.006	0.020	0.003	0.019	0.003	0.232